

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Jon Heimer
Chief Executive Officer
Olink Holding AB (publ)
Uppsala Science Park SE- 75,183
Uppsala , Sweden

> **Re: Olink Holding AB**
> **Form 20-F filed March 27, 2023**
> **File No. 1-40277**

Dear Jon Heimer:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services